June 1, 2009

Mail Stop 3561

Chao-Wu Chou
Chief Executive Officer
Sparking Events, Inc.
112 North Curry Street
Carson City, NV 89703

RE: Sparking Events, Inc.
File No. 333-148005
Form 8-K: Filed April 24, 2009

Dear Mr. Chou:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Patrick Kuhn
Staff Accountant